Exhibit 99.1

Indivior PLC (the 'Company')

Publication of Notice of 2024 Annual General Meeting

The Company has today published on its website (www.indivior.com/en/investors/shareholder-information) the Notice of 2024 Annual General Meeting (the 'AGM').

In accordance with Listing Rule 9.6.1, the above document, together with the Form of Proxy for the AGM and the proposed rules of the Indivior 2024 Long-Term Incentive Plan and the Indivior 2024 Savings-Related Share Option Plan, will be submitted to the Financial Conduct Authority's National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

AGM meeting arrangements
The AGM will be held on Thursday May 9, 2024, at 12.00pm (UK time) at the Marlborough Theatre, No. 11 Cavendish Square, London, W1G 0AN.

Kathryn Hudson
Company Secretary
March 28, 2024